Exhibit 99.1

GOLDEN OASIS EXPLORATION CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2007

(Stated in Canadian Dollars)

(Unaudited)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTER ENDED OCTOBER 31, 2007 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

GOLDEN OASIS EXPLORATION CORP.
CONSOLIDATED BALANCE SHEETS
October 31, 2007
(Stated in Canadian Dollars)
(Unaudited)

ASSETS	October 31,	July 31,
	2007	2007

Current
Cash and equivalents	$590,855	$777,667
Short term investments	-	502,324
Prepaid expenses and deposits	14,022	16,226
Goods and services tax receivable	6,814	15,054

	611,691	1,311,271
Equipment and leaseholds – Note 3	26,728	28,423
Reclamation Bond	66,821	66,821
Resource properties – Notes 4 and 6	2,642,597	1,951,578

	$3,347,837	$3,358,093

LIABILITIES

Current
Accounts payable and accrued liabilities	$47,121	$42,722
Asset retirement obligation – Note 4	23,914	27,005

	71,035	69,727

SHAREHOLDERS’ EQUITY

Share capital – Notes 4, 5 and 6	4,285,285	4,183,285
Contributed Surplus – Note 5	746,718	746,718
Deficit	(1,755,201)	(1,641,637)

	3,276,802	3,288,366

	$3,347,837	$3,358,093

Nature of Operations – Note 1
Commitments – Notes 4, 5 and 7

APPROVED BY THE DIRECTORS:

(sgd) “Robert Eadie”  Director (sgd)          “Gary Arca”  Director

GOLDEN OASIS EXPLORATION CORP.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
for the three months ended October 31, 2007 and 2006
(Stated in Canadian Dollars)
(Unaudited)

	Three months
	ended
	October 31,
	2007	2006

Expenses
Accounting and audit fees	$4,310	$15,550
Amortization	1,695	1,993
Bank charges and interest	696	788
Consulting fees – Note 6	11,395	18,675
Insurance	2,175	2,750
Legal fees	13,928	1,059
Management fees – Note 6	18,000	15,000
Office and miscellaneous	26,106	33,236
Rent – Note 6	3,866	3,753
Shareholder communications	16,793	129,100
Transfer agent and filing fees	2,156	20,417
Travel	7,938	27,644

Loss for the period before other items	(109,058)	(269,965)
Other items
Foreign exchange gain (loss)	(8,817)	(4,227)
Interest and investment income	4,311	25,064

	(4,506)	20,837

Net loss for the period	(113,564)	(249,128)

Deficit, beginning of period	(1,641,637)	(1,178,536)

Deficit, end of period	$(1,755,201)	$(1,427,664)

Basic and diluted loss per share	$(0.01)	$(0.01)

Weighted average number of shares outstanding	18,008,819	17,608,819

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended October 31, 2007 and 2006
(Stated in Canadian Dollars)
(Unaudited)

	Three months
	ended
	October 31,
	2007	2006

Cash Flows from Operating Activities
Net loss for the period	$(113,564)	$(249,128)
Non-cash item:
Amortization	1,695	1,993
Foreign exchange	(3,091)	-

	(114,960)	(247,135)
Changes in non-cash working capital items:
Prepaid expenses and deposits	2,204	6,414
Goods and services tax receivable	8,240	(8,539)
Accounts payable and accrued liabilities	4,399	16,702

	(100,117)	(232,558)

Cash Flows used in Investing Activities
Resource properties	(589,019)	(553,256)
Equipment and leaseholds	-	(3,828)

	(589,019)	(557,084)

Cash Flows from Financing Activity
Short term investments	502,324	-
Issuance of common shares	-	-

	502,324	-

Increase (decrease) in cash and equivalents	(186,812)	(789,642)

Cash and equivalents, beginning of period	777,667	3,186,191

Cash and equivalents, end of period	$590,855	$2,396,549

Supplementary disclosure of cash flow information
Cash paid for:
Interest	$-	$-

Income taxes	$-	$-

Non-cash Transactions – Note 4

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
for the period November 2, 2004 (Date of Incorporation) to October 31, 2007
(Stated in Canadian Dollars)
(Unaudited)

				Contributed
		Shares	Amount	Surplus	Deficit	Total

Issued for cash
At incorporation	- at $1	1	$1	$-	$-	$1
Pursuant to private placements:	- at $0.01	3,000,000	30,000	-	-	30,000
	- at $0.10	4,710,000	471,000	-	-	471,000
Net loss for the period ended July 31, 2005		-	-	-	(77,962)	(77,962)

Balance, July 31, 2005		7,710,001	501,001	-	(77,962)	423,039
Issued for cash pursuant to:
Initial Public Offering	- at $0.40	4,000,000	1,600,000	-	-	1,600,000
Private placements	- at $0.10	20,000	2,000	-	-	2,000
	- at $0.25	314,000	78,500	-	-	78,500
	-at $0.45	5,150,000	2,317,500	-	-	2,317,500
Exercise of agent’s warrants	- at $0.50	8,750	4,375	-	-	4,375
Issued for agent’s commission		251,720	106,274	-	-	106,274
Agent’s warrants commission charge		-	564,912	-	-	564,912
Share issue costs			(1,093,277)			(1,093,277)
Issued for resource property rights	-at $0.40	100,000	40,000			40,000
Stock-based compensation charge		-	-	746,718	-	746,718
Net loss for the year ended July 31, 2007		-	-	-	(1,100,574)	(1,100,574)

Balance, July 31, 2007		17,554,471	4,121,285	746,718	(1,178,536)	3,689,467
Issued for resource property rights	- at $0.31	200,000	62,000	-	-	62,000
Net loss for the year ended July 31, 2007		-	-	-	(463,101)	(463,101)

Balance, July 31, 2007		17,754,471	4,183,285	746,718	(1,641,637)	3,288,366
Issued for resource property rights	– at $0.34	300,000	102,000	-	-	102,000
Net loss for the period ended October 31, 2007		-	-	-	(113,564)	(113,564)

Balance, October 31, 2007		18,054,471	$4,285,285	$746,781	$(1,755,201)	$3,276,802

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
October 31, 2007
(Stated in Canadian Dollars)
(Unaudited)

Note 1	Nature and Continuance of Operations

The Company was incorporated on November 2, 2004 under the British Columbia Business Corporations Act as 0707729 B.C. Ltd. and changed its name to Golden Oasis Exploration Corp. on February 18, 2005. The Company completed an Initial Public Offering (“IPO”) on February 27, 2006 and began trading on the TSX Venture Exchange (the “Exchange”) as a publicly listed entity.

The Company is in the exploration stage and has entered into mining option agreements in respect of mineral properties in the United States of America. The economic recoverability of the properties’ reserves has yet to be determined. The recoverability of amounts from the properties will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the properties and upon future profitable production or proceeds from the sale thereof. The outcome of these matters cannot be predicted with any certainty at this time.

Note 2	Interim Reporting

While the information presented in the accompanying interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the July 31, 2007 annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company’s July 2007 annual financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At October 31, 2007, the Company held $NIL in short-term marketable securities.

Note 3	Equipment and Leaseholds

		October 31, 2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$9,995	$6,698	$3,297
Furniture and equipment	26,980	8,627	18,353
Leasehold improvements	11,285	6,207	5,078

	$48,260	$21,532	$26,728

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
October 31, 2007
(Stated in Canadian Dollars)
(Unaudited) – Page 2

Note 3	Equipment and Leaseholds – (cont’d)

		July 31, 2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$9,995	$6,280	$3,715
Furniture and equipment	26,980	7,914	19,066
Leasehold improvements	11,285	5,643	5,642

	$48,260	$19,837	$28,423

Note 4	Resource Properties – Note 6

a)	Summary of Resource Properties

	Three months ended October 31, 2007
	Lone
	Ranch	Toiyabe	Empress	Total

Balance, beginning of period	$308,555	$1,574,230	$68,793	$1,951,578

Resource properties – acquisition costs	101,918	101,918	-	203,836

Resource properties – deferred expenditures
Claim staking costs	22,089	-	-	22,089
Claim maintenance fees	18,324	22,463	7,899	48,686
Drilling	-	288,055	-	288,055
Geological consulting	9,845	50,527	13,938	74,310
Geophysics	-	54,043	-	54,043

	50,258	415,088	21,837	487,183

Balance, end of year	$460,731	$2,091,235	$90,630	$2,642,597

		Year ended July 31, 2007
	Lone
	Ranch	Toiyabe	Empress	Total

Balance, beginning of period	$89,662	$343,731	-	$433,393

Resource properties – acquisition costs	64,639	64,639	13,892	143,170

Resource properties – deferred expenditures
Claim staking costs	-	-	22,439	22,439
Claim maintenance fees	-	32,921	-	32,921
Drilling	-	868,097	-	868,097
Geological consulting	28,221	107,477	18,967	154,665
Geophysics	79,565	50,736	4,236	134,537
Geology	31,012	64,168	9,259	104,439
Site Restoration	-	27,005	-	27,005
Travel	15,456	15,456	-	30,912

	154,254	1,165,860	54,901	1,375,015

Balance, end of year	$308,555	$1,574,230	$68,793	$1,951,578

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
October 31, 2007
(Stated in Canadian Dollars)
(Unaudited) – Page 3

Note 4	Resource Properties – Note 6 – (cont’d)

b)	Environmental Protection Practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former properties.

Included in the carrying value of the mineral properties is $27,005 representing an estimate of a liability for asset retirement obligations that arose as a result of drilling activities during fiscal 2007 on the Toiyabe Property. The fair value of the liability of $27,005 was determined to be equal to the estimated drill site remediation costs. As at October 31, 2007, the Company has not commenced development at any property and, accordingly, a reasonable estimate of the timing of the cash flows cannot be made.

During fiscal year July 31, 2006, the Company posted non-interest bearing bonds of $27,794 (US$24,577) with the State of Nevada government mineral resource agencies as security for these obligations. During fiscal year July 31, 2007, the Company posted additional non-interest bearing bonds of $38,265 (US$35,000).

c)	Lone Ranch

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, the Company has the right to acquire a 100% undivided interest, subject to a 3% net smelter royalty (“NSR”), in 54 mining claims located in Ferry County, Washington State, United States of America (“Lone Ranch”). Consideration for the interest is US$510,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 400,000 common shares of the Company and the Company must incur exploration expenditures of US$1,400,000 on the property as follows:

Consideration:

-   US$25,000 (paid) and 50,000 common shares (issued) upon regulatory approval;
-   US$30,000 (paid) and 100,000 common shares (issued) by August 15, 2006;
-   US$45,000 (paid) and 150,000 common shares (issued) by August 15, 2007;
-   US$60,000 and 100,000 common shares by August 15, 2008;
-   US$80,000 by August 15, 2009;
-   US$100,000 by August 15, 2010; and
-   US$170,000 by August 15, 2011.

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
October 31, 2007
(Stated in Canadian Dollars)
(Unaudited) – Page 4

Note 4	Resource Properties – Note 6 – (cont’d)

c)	Lone Ranch – (cont’d)

Exploration Expenditures:

-   US$50,000 by August 15, 2006 (incurred);
-   US$125,000 by August 15, 2007 (incurred);
-   US$175,000 by August 15, 2008;
-   US$275,000 by August 15, 2009;
-   US$350,000 by August 15, 2010; and
-   US$425,000 by August 15, 2011.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$1,500,000 per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid portions are to be paid to the optionor.

During the period ended October 31, 2007, the Company staked an additional 83 claims in the areas surrounding the Lone Ranch Property.

d)	Toiyabe

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, the Company has the right to acquire a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”). Consideration for the interest is US$1,000,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 500,000 common shares of the Company and the Company must incur exploration expenditures of US$2,500,000 on the property as follows:

Consideration:

-   US$25,000 (paid) and 50,000 common shares (issued) upon regulatory approval;
-   US$30,000 (paid) and 100,000 common shares (issued) by August 15, 2006;
-   US$45,000 (paid) and 150,000 common shares (issued) by August 15, 2007;
-   US$60,000 and 200,000 common shares by August 15, 2008;
-   US$80,000 by August 15, 2009;
-   US$100,000 by August 15, 2010;
-   US$120,000 by August 15, 2011;
-   US$140,000 by August 15, 2012; and
-   US$400,000 by August 15, 2013.

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
October 31, 2007
(Stated in Canadian Dollars)
(Unaudited) – Page 5

Note 4	Resource Properties – Note 6 – (cont’d)

d)	Toiyabe – (cont’d)

Exploration Expenditures:

-   US$125,000 by August 15, 2006 (incurred);
-   US$175,000 by August 15, 2007 (incurred);
-   US$200,000 by August 15, 2008 (incurred);
-   US$275,000 by August 15, 2009 (incurred);
-   US$325,000 by August 15, 2010 (incurred);
-   US$375,000 by August 15, 2011 (incurred);
-   US$400,000 by August 15, 2012; and
-   US$625,000 by August 15, 2013.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid portions are to be paid to the optionor.

e)	Empress

Pursuant to a property option agreement dated April 17, 2006, a company with a director in common (“Optionee”) had the right to acquire a 100% undivided interest in mining claims located in Esmeralda County, Nevada, United States of America (“Empress”). By an assignment of mineral property option agreement dated February 20, 2007, the Company has been assigned the right to acquire a 100% undivided interest in Empress and agreed to be bound by the terms of the April 17, 2006 agreement. In consideration for the interest the Optionee will retain a 3% NSR, and was reimbursed US$6,000 in acquisition costs and US$2,000 in mapping costs incurred. Consideration to the Optionor for the interest is US$546,000, payable as follows:

Consideration:

-   US$6,000 by April 30, 2007 (paid);
-   US$10,000 by April 30, 2008;
-   US$15,000 by April 30, 2009
-   US$15,000 by April 30, 2010; and
-   US$500,000 by April 30,2011.

The Optionee has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty. The company must elect to complete any purchase of the NSR within the 60 days of the completion of a positive production study.

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
October 31, 2007
(Stated in Canadian Dollars)
(Unaudited) – Page 6

Note 5	Share Capital – Note 6

a)	Authorized:

Unlimited common shares without par value

b)	Escrow Shares:

As of October 31, 2007, the Company has 1,485,000 shares held in escrow. Their release being subject to the policies of the Exchange.

c)	Stock Options and Stock Based Compensation

The Company approved a share option plan which allows for options to be granted of up to 10% of the outstanding shares. The options will be exercisable for a maximum of 5 years from the date of grant.

The Company has granted directors and employees common stock purchase options. Each stock option allows the holder to purchase one share of the Company at the exercise price.

Summary of stock option activities is as follows:

		Weighted
	Number	Average
	of	Exercise
	Shares	Price
Outstanding and Exercisable at
July 31, 2006	1,733,000	$0.50
Granted	-	-
Cancelled	(13,000)	$0.65

Options outstanding and exercisable
at July 31, 2007 and October 31, 2007	1,720,000	$0.50

Outstanding and exercisable stock options at October 31, 2007 are as follows:

	Average Remaining	Weighted Average
Number	Contractual Life	Exercise Price
Outstanding	5(in Years)	Per Share

800,000	3.04	$0.40
403,000	3.34	$0.50
517,000	3.43	$0.65

1,720,000	3.23	$0.50

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
October 31, 2007
(Stated in Canadian Dollars)
(Unaudited) – Page 7

Note 5	Capital Stock – Note 6 – (cont’d)

d)	Warrants

Summary of share warrant activity is as follows:

Balance at July 31, 2006	6,458,110
Issued	-
Exercised	-

Balance outstanding at July 31, 2007 and
October 31, 2007	6,458,110

As at October 31, 2007, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
2,861,250	$0.50	February 27, 2008
3,596,860	$0.55	April 4, 2008
6,458,110

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

Note 6	Related Party Transactions – Note 5

The Company incurred the following costs with directors and companies controlled by directors of the Company:

	Three Months
	ended
	October 31,
	2007	2006

Consulting	$7,500	$18,000
Management fees	18,000	15,000
Resource properties – property payments	101,835	67,278
– geological consulting	20,902	28,301

	$148,237	$128,579

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
October 31, 2007
(Stated in Canadian Dollars)
(Unaudited) – Page 8

Note 6	Related Party Transactions – Note 5 – (cont’d)

During the three month period ended October 31, 2007, the Company issued 300,000 shares to a company controlled by a director pursuant to resource property acquisition agreements (Note 4) at a fair value of $102,000.

During the year ended July 31, 2007 the Company issued 200,000 shares to a Company controlled by a director pursuant to resource property acquisition agreements at a value of $62,000.

Note 7	Commitments

The Company entered into a lease agreement for its premises expiring in February, 2010, which requires future lease payments during the Company’s fiscal years as follows:

July 2008	$15,012
2009	5,012
2010	8,757

$38,781